[redacted]

15047516

UN
SECURITIES AND
Washin

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH. D.C.
201

AB 3/7

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crews & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 President Clinton Ave, Suite 800
(No. and Street)

Little Rock	Arkansas	72201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe P. Bumpers   Chief Financial Officer   501-978-8650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FROST, PLLC.
(Name – *if individual, state last, first, middle name*)

425 West Capitol Ave. Suite 3300	Little Rock	Arkansas	72201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/15

OATH OR AFFIRMATION

I, Joe P. Bumpers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crews & Associates, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACQUE ANITA HANDY
PULASKI COUNTY
NOTARY PUBLIC ARKANSAS
My Commission Expires August 16, 2022
Commission No. 12388627

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREWS & ASSOCIATES, INC.

December 31, 2014

Financial Statements
And
Supplementary Information

With

Report of Independent Registered Public Accounting Firm

Table of Contents

Page

Financial Statements

Report of Independent Registered Public Accounting Firm .... 1 – 2

Statement of Financial Condition 3

Statement of Income 4

Statement of Stockholder's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements .... 7 – 20

Supplementary Information

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission 21

Computation of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission 22

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 23

Schedule of Assessment and Payments to the Securities Investor Protection Corporation for the Period from January 1, 2014 to December 31, 2014 24

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation as Required Under Securities and Exchange Commission Rule 17a-5(e)(4) .... 25 – 26

Examination Report of Independent Registered Public Accounting Firm 27

Compliance Report 28

FROST, PLLC
Certified Public Accountants
Relationships backed by performance.

Report of Independent Registered Public Accounting Firm

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

We have audited the accompanying statement of financial condition of Crews & Associates, Inc. as of December 31, 2014, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Crews & Associates, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crews & Associates, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2.a. to the financial statements, the Company's securities transactions are reflected in the accompanying financial statements on a settlement date basis. Our opinion is not modified with respect to this matter.

The supplementary information on pages 21 through 24 has been subjected to audit procedures performed in conjunction with the audit of Crews & Associates, Inc.'s financial statements. The supplementary information is the responsibility of Crews & Associates, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frost, PLLC

Independent Registered Public Accounting Firm

Little Rock, Arkansas
February 26, 2015

CREWS & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2014

Assets

Cash (including $1,017,043 segregated under federal regulation)	$ 9,837,161
Receivables from	
Broker-dealers and clearing organizations	1,883,172
Customers	502,790
Marketable securities, at fair value	32,211,649
Furniture, equipment and leasehold improvements, net	2,138,780
Net deferred tax asset	5,982,847
Cash surrender value of life insurance policies	16,937,031
Employee loans receivable and covenants not to compete, net	693,256
Goodwill	772,574
Note receivable	300,000
Other assets	1,278,795
Total assets	$ 72,538,055

Liabilities and Stockholder's Equity

Payables to	
Broker-dealers and clearing organizations	$ 97,525
Customers	60,761
Accounts payable, accrued expenses and other liabilities	3,890,493
Nonqualified deferred compensation	16,613,479
Income taxes payable	253,138
Total liabilities	20,915,396
Stockholder's equity	
Common stock, $.0005 par value, 5,000,000 shares authorized and 853,220 issued and outstanding	427
Additional paid-in capital	2,838,692
Retained earnings	48,783,540
Total stockholder's equity	51,622,659
Total liabilities and stockholder's equity	$ 72,538,055

The accompanying notes are an integral part of these financial statements.

CREWS & ASSOCIATES, INC.

Statement of Income

For the Year Ended December 31, 2014

Revenues	
Trading profits	$ 33,800,523
Investment banking and other income	6,076,338
Interest income	1,126,743
Total revenues	41,003,604
Expenses	
Employee compensation and benefits	27,433,088
Professional and other	2,975,315
Amortization of employee loans receivable and covenants not to compete	109,540
Occupancy and equipment	1,855,857
Trading and platform services	2,028,242
Communications and advertising	812,099
Business development	1,240,287
Clearing fees	532,342
Interest expense	15,669
Total expenses	37,002,439
Income before income taxes	4,001,165
Income taxes	1,400,093
Net income	$ 2,601,072

The accompanying notes are an integral part of these financial statements.

CREWS & ASSOCIATES, INC.

Statement of Stockholder's Equity

For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2013	$ 427	$ 2,838,692	$ 46,182,468	$ 49,021,587
Net income	-	-	2,601,072	2,601,072
Balance - December 31, 2014	$ 427	$ 2,838,692	$ 48,783,540	$ 51,622,659

The accompanying notes are an integral part of these financial statements.

CREWS & ASSOCIATES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ 2,601,072
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	393,932
Loss on disposal of equipment	2,071
Amortization of employee loans receivable and covenants not to compete	109,540
Deferred income taxes	84,605
Earnings on cash surrender value of life insurance	(258,889)
Expense on nonqualified deferred compensation	1,478,108
Changes in operating assets and liabilities	
Receivables from	
Broker-dealers and clearing organizations	(92,813)
Customers	230,931
Marketable securities, at fair value	12,781,782
Cash surrender value of life insurance policies	571,543
Employee loans receivable	(621,752)
Other assets	(134,611)
Payables to	
Broker-dealers and clearing organizations	(323,545)
Customers	(111,818)
Accounts payable, accrued expenses and other liabilities	(125,777)
Nonqualified deferred compensation	(1,335,982)
Income taxes payable	277,878
Net cash provided by operating activities	15,526,275
Cash flows from investing activities	
Purchases of furniture and office equipment	(1,213,473)
Issuance of notes receivable	(100,000)
Payments received from note receivable	623,176
Net cash used by investing activities	(690,297)
Cash flows from financing activities	
Net changes in short-term borrowings	(9,000,000)
Net cash used by financing activities	(9,000,000)
Net increase in cash	5,835,978
Cash - beginning of year	4,001,183
Cash - end of year	$ 9,837,161

<u>Supplementary disclosures of cash flow information</u>

Cash paid during the year for	
Interest	$ 15,669
Income taxes, net	1,037,610

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

December 31, 2014

1. Description of Business

Crews & Associates, Inc. (the "Company" or "Crews") is a full service, self-clearing registered broker-dealer. The Company is located in Little Rock, Arkansas and is 100% owned by First Security Bancorp (the "Parent").

Crews is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. Crews securities transactions are made primarily with individuals, financial institutions, private organizations and other broker-dealers. Safekeeping services for customer securities are provided by Huntington Bank and Depository Trust Company ("DTC"). These securities are segregated in accordance with the rules and regulations of the SEC.

2. Summary of Significant Accounting Policies

a. **Revenue recognition** – Securities transactions in regular-way trades and securities transactions that have not reached their contractual settlement date are recorded on the settlement date. Generally accepted accounting principles require that regular-way trades be reported on a trade date basis. If the Company had recorded its regular-way trades on a trade date basis, the balances as reported in the statement of financial condition would have been as follows:

	Settlement Date	Change	Trade Date
Net receivables for unsettled trades	$ -	$ 3,720,110	$ 3,720,110
Marketable securities, at fair value	$ 32,211,649	$ (3,720,110)	$ 28,491,539

Management has determined the difference between recognition on a settlement date instead of the trade date is not material to the statement of financial condition, statement of income or the computation of net capital.

Investment banking revenue is recorded at the time the transaction is completed and the income is reasonably determinable and probable.

b. **Cash equivalents** – For purposes of the statement of cash flows, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2014, the Company did not hold investments considered to be cash equivalents.

c. **Marketable securities** – Marketable securities are comprised of securities used for trading and are recorded at fair value. Any unrealized gains and losses have been reflected as a component of trading profits in the accompanying statement of income.

2. **Summary of Significant Accounting Policies (cont.)**

d. **Furniture, equipment and leasehold improvements** – Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the respective lease term and included in depreciation expense in the accompanying statement of cash flows.

e. **Impairment of long-lived assets to be held and used** – The Company reviews the carrying value of long-lived assets for impairment whenever certain triggering events or changes in circumstances indicate that the carrying amounts of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets. No triggering events or changes in circumstances were identified by management for the year ended December 31, 2014.

f. **Intangible assets** – Intangible assets consist of goodwill in the amount of $772,574 at December 31, 2014. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company accounts for goodwill in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-10, "Goodwill and Other Intangible Assets," whereby intangible assets are evaluated on at least an annual basis for indicators of impairment. The Company performed its annual evaluation of goodwill during 2014 and concluded that there were no impairment indicators present.

g. **Employee loans receivable and covenants not to compete** – In the ordinary course of business, the Company enters into agreements with certain employees for covenants not to compete and employee loans. These amounts are being amortized over the term of the agreements, which range from two to six-year periods and are unsecured. Amortization expense related to these agreements was $109,450 for the year ended December 31, 2014. Gross original agreements were $705,652, net of accumulated amortization of $12,396, at December 31, 2014. Future amortization expenses related to these agreements are as follows:

2015	$ 184,609
2016	103,792
2017	103,459
2018	103,459
2019	197,937
	$ 693,256

h. **Income taxes** – The Company will be included in the consolidated federal income tax return of the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

2. **Summary of Significant Accounting Policies (cont.)**

ASC 740, "Income Taxes," clarifies the accounting for uncertainty in income taxes recognized in the financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. A deferred tax liability is recognized for all temporary differences that will result in future taxable income; a deferred tax asset is recognized for all temporary differences that will result in future tax deductions, subject to reduction of the asset by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustment based on changes in circumstances that affect management's judgment about the realizability of the deferred tax asset. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

The Company is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2011. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. During the year ended December 31, 2014, the Company did not recognize any interest or penalties. The Company did not have any interest or penalties accrued at December 31, 2014.

i. **Related party transactions** – In the normal course of business, the Company purchases and sells securities for Company officers and its stockholder. These transactions have substantially the same terms as those with unrelated parties.

j. **Advertising** – Advertising costs, included in communications and advertising expenses, are expensed as incurred. Advertising expense was $367,046 in December 31, 2014.

k. **Use of estimates** – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. However, actual results may differ from the estimates and assumptions used in the accompanying financial statements.

l. **Fair value measurements** – The Company measures certain of its financial assets and liabilities on a fair value basis using various valuation techniques and assumptions, depending on the nature of the financial asset or liability. Additionally, fair value is estimated either annually or on a nonrecurring basis to evaluate certain financial assets and liabilities for impairment or for disclosure purposes. Hierarchical levels defined by ASC 820, "Fair Value Measurements and Disclosures," and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

2. **Summary of Significant Accounting Policies (cont.)**

- **Level I** – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level I fair value generally are G-7 government and agency securities, equities listed in active markets and investments in publicly traded mutual funds with quoted market prices.

- **Level II** – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets and liabilities that are generally included in this category are non-G-7 government securities, municipal bonds, certain hybrid financial instruments, certain mortgage and asset backed securities, and certain corporate debt.

- **Level III** – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Generally, assets and liabilities carried at fair value and included in this category are certain mortgage and asset-backed securities, certain corporate debt, certain municipal debt and certain private equity investments.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of marketable security and market conditions. As the observability of prices and inputs may change for a marketable security from period to period, this condition may cause a transfer of a marketable security among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for marketable securities categorized in Level III.

The Company is required to update the market values for their ending marketable security balances at the end of each reporting period. Each marketable security which trades in an active market's ending period date market value is obtained from an independent third party pricing source. These pricing services are considered Level II input data for pricing of marketable securities and provide the baseline valuation estimates for the Company's marketable securities when available. The independent third party pricing information is provided directly to the Company through the Company's online securities processing platform.

At the end of each period, the Company provides the marketable security listing to management, the market price data from the independent third party pricing provider and independent agency bond ratings for each graded marketable security. Management adjustments from these estimates to their estimated current market value are based on their knowledge of the related marketable security taking into consideration any local specific knowledge credit events, bond ratings, coupon rate and maturity.

2. **Summary of Significant Accounting Policies (cont.)**

Marketable securities with significant pricing differences from the independent pricing source are subjected to a second review by the Company's management for reasonableness and to verify ending price estimate.

The following outlines the valuation methodologies and inputs for the Company's material categories of assets and liabilities:

- **State and municipal government obligations** – The fair value of municipal bonds is derived using recent trade activity, market price quotation and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. For obligations traded in a market that is not active or not priced by the Company's independent third party pricing service, fair value is determined using unobservable inputs. Current interest rates, credit events and individual bond characteristics such as coupon, call feature, maturity and revenue purpose are considered in the valuation process. Securities valued using observable data are considered Level II and unobservable value inputs are considered Level III in the fair value hierarchy.

- **U.S. Government obligations** – The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services. Agency issued debt securities are generally classified as Level II in the fair value hierarchy.

- **Corporate obligations** – When available corporate bonds are based on the most recent observable trade and/or external quotes for independent dealer pricing services. When price information is not available, the Company utilizes coupon interest rates, credit events and underlying collateral analysis to value these obligations. Securities valued using observable data are considered Level II and unobservable value inputs are considered Level III in the fair value hierarchy.

- **Certificates of deposit** – The fair value of certificates of deposit are derived using market prices and recent trade activity of similar items and are considered Level II in the fair value hierarchy.

- **Other marketable securities** – The fair value of private placement offerings and municipal leases within this category are valued utilizing underlying collateral analysis and individual bond characteristics such as coupon, call feature and maturity. The fair values of marketable securities within the category are considered Level III in the fair value hierarchy.

2. **Summary of Significant Accounting Policies (cont.)**

- **Life insurance policies and nonqualified deferred compensation liabilities** – The Deferred Compensation Plan (the "Plan") is comprised of individual life insurance policies issued. The Plan allows the Company to invest premiums in a group of private mutual funds available only to the policyholders. The Cash Surrender Value ("CSV") is calculated daily based on the Net Asset Value ("NAV") of the investment elections, as directed by the Company. The NAVs are provided daily to the Company's third party record keeper. The deferred compensation liability is calculated daily based on the NAVs of the investment elections, as directed by the Plan's participants (the Company's employees). The Plan participants make investment elections from the same set of mutual funds. The participant liability and CSV are based on the same NAVs. The Company's investment objective is to match the investments in the policies' CSV to the elections made by the participants. These private mutual funds will mirror the results of many of the similarly styled funds traded in the public sector. Based on the nature of the funds, the ability of the fund manager to report NAVs daily and third party record keeping, these assets and liabilities are considered Level II in the fair value hierarchy.

m. **Recent accounting pronouncements** – In January 2014, the FASB issued Accounting Standards Update ("ASU") 2014-02, "Intangibles – Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council)." ASU 2014-02 gives an entity, which is not a public business, the option to amortize goodwill over 10 years or less than 10 years if the entity demonstrates that another useful life is more appropriate and requires goodwill impairment testing only when triggering events occur. ASU 2014-02 is effective for annual periods beginning after December 15, 2014. Early application is permitted, including application to any period for which the entity's annual or interim financial statements have not yet been made available for issuance. The Company is evaluating the application of ASU 2014-02 and the effect it will have on the Company's financial statements, if adopted.

On May 28, 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers," which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles when it becomes effective. The new standard will be effective for the Company on January 1, 2017. Early application is not permitted. The Company is currently evaluating the impact of ASU 2014-09.

3. **Cash Segregated Under Federal Regulation**

Statutory rules require customer funds be segregated in a special reserve bank account "for the exclusive benefit of customers" based on the computation required under SEC Rule 15c3-3. While no balance was required based on the regulatory calculation, the Company maintained $1,017,043 in the special reserve bank account at December 31, 2014.

4. **Receivables from and Payables to Broker – Dealers and Clearing Organizations, and Customers**

The balances shown as receivables from and payables to broker – dealers and clearing organizations, and customers represent amounts due in connection with normal trading transactions executed for customers or the Company. These receivables and payables are generally collateralized by securities held by or due to the Company. To further minimize the risks associated with these balances, the Company monitors the credit standing of each broker – dealer and clearing organization, and customer with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of the securities due from others. Because these receivable balances are generally collateralized, the Company has not historically incurred any significant losses related to bad debt. Accordingly, the Company has not recorded an allowance for doubtful accounts at December 31, 2014.

At December 31, 2014, receivables from customers consisted of $357,358 from institutional firms and $145,432 from retail customers. Payables consisted of $52,204 to institutional firms and $8,557 to retail customers. The institutional firms represent financial institutions and retail customers represent a diversified clientele, both located throughout the United States.

5. **Marketable Securities**

Marketable securities consist of the following trading securities, stated at fair market values:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
State and municipal government obligations	$ 28,067,316	$ 31,924	$ (1,038,578)	$ 27,060,662
U.S. Government obligations	2,333,400	170	(11)	2,333,559
Corporate obligations	1,344,162	2	(300)	1,343,864
Certificates of deposit	454,768	-	(864)	453,904
Other	1,493,787	-	(474,127)	1,019,660
	$ 33,693,433	$ 32,096	$ (1,513,880)	$ 32,211,649

6. **Furniture, Equipment and Leasehold Improvements**

The furniture, equipment and leasehold improvements are as follows:

Leasehold improvements	$ 878,311
Furniture and equipment	6,256,510
	7,134,821
Accumulated depreciation	(4,996,041)
Furniture, equipment and leasehold improvements, net	$ 2,138,780

7. **Notes Receivable**

At December 31, 2014, the Company had a note receivable from a third party with a principal balance of $300,000. The principal balance plus accrued interest (5.0% annually) is due on or before March 15, 2015. The note is unsecured.

8. **Short-Term Borrowings**

At December 31, 2014, the Company had a $20,000,000 line of credit agreement with a bank, with no outstanding balance at year end. The line of credit agreement bears interest at the 30-day London Interbank Offered Rate plus .80% (0.99% at December 31, 2014), matures in June 2015 and is collateralized by marketable securities owned by the Company.

At December 31, 2014, the Company had a $30,000,000 revolving line of credit agreement with the Parent, of which there was no outstanding balance at year end. The revolving line of credit agreement bears interest at a fixed rate (4.25% at December 31, 2014), matures in April 2015 and is uncollateralized.

At December 31, 2014, the Company had a $10,000,000 revolving line of credit agreement with a bank, with no outstanding balance at year end. The revolving line of credit agreement bears interest at the greater of 3.25% or the Wall Street Journal Prime Rate (3.25% at December 31, 2014), matures in May 2015 and is uncollateralized.

As of December 31, 2014, the Company had no outstanding obligations that were subordinated to claims of general creditors.

9. Income Taxes

Income taxes consist of the following:

Current provision	$ 1,315,488
Deferred provision	84,605
	$ 1,400,093

The actual tax expense differs from the "expected" tax expense (computed by applying the applicable federal corporate income tax rate of 35% to income before income taxes) primarily due to the effect of state income taxes, net of federal benefit and nontaxable municipal bond interest income, net of nondeductible interest expense.

The Company utilizes the liability method to determine deferred income taxes. Under this method, deferred income taxes are determined by applying statutory tax rates in effect at the financial statement date to differences between the book basis and the tax basis of assets and liabilities.

The deferred income tax asset reflected in the accompanying statement of financial condition resulted primarily from the recognition of the nonqualified deferred compensation liability for financial reporting purposes which are not yet deductible for income tax reporting purposes.

Total deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets	
Nonqualified deferred compensation	$ 6,516,638
Covenants not to compete	84,190
Other	168,544
Total deferred tax assets	6,769,372
Deferred tax liabilities	
Accumulated depreciation	361,075
Goodwill	222,231
Prepaids	156,541
Other	46,678
Total deferred tax liabilities	786,525
Net deferred tax asset	$ 5,982,847

10. Commitments and Contingencies

The following schedule reflects the future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 2014:

	Lease Commitments	Less Sub-lease	Net Lease Commitments
2015	$ 1,086,585	$ (56,210)	$ 1,030,375
2016	1,090,394	(18,797)	1,071,597
	$ 2,176,979	$ (75,007)	$ 2,101,972

The Company leases its office space from the Parent. Rent expense was $833,359 for the year ended December 31, 2014.

In the normal course of business, the Company is a party to lawsuits and claims. In some of the lawsuits, relating primarily to its securities business, the plaintiffs claim substantial amounts. The costs to defend and settle such matters have been included in professional and other expense in the accompanying statement of income.

Management intends to vigorously defend these matters and, after consultation with counsel, believes that resolution of all such matters are not expected to have a material adverse effect on the financial condition, results of operations or cash flows of the Company. Factors considered by management in reaching this conclusion are the loss and damages sought by the plaintiffs, the merits of the claims, the total cost of defending the litigation, the potential for fines and penalties from regulatory agencies, and the likelihood of a successful defense against the claims.

In connection with its retail brokerage business, the Company performs securities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers. The Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty. The Company is fully secured by assets in the customer's account, as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. In addition, the Company controls this risk by establishing credit limits for such activities and by monitoring its customers' compliance with their contractual obligations and the related exposure on a daily basis.

In addition, the Company enters into when-issued transactions and underwriting commitments. Such commitments require that the Company purchase securities at specified prices. To manage the off-balance sheet risk related to these commitments, the Company generally sells the issue to third parties on a when-issued basis. At December 31, 2014, the Company had no firm commitments to purchase or sell securities.

The Company maintains, at various financial institutions, cash balances which may exceed the federally insured amounts at various times during the year.

Notes to Financial Statements

December 31, 2014

11. **Net Capital Requirement**

As a registered broker-dealer, Crews is subject to the Uniform Net Capital Rule 15c3-1 administered by the SEC. Crews has elected to compute its net capital requirement under the aggregate indebtedness method of the rule, which does not allow the aggregate indebtedness of Crews, as defined under the rule, to exceed 15 times regulatory net capital. At December 31, 2014, Crews had an aggregate indebtedness to net capital ratio of 0.59 to 1 with $35,171,260 of regulatory net capital, which was $33,776,834 in excess of the required minimum regulatory net capital of $1,394,426.

12. **Related Party Transactions**

The Company engaged in trading activity with the Parent or related affiliates resulting in trading revenues of approximately $586,000 for the year ended December 31, 2014. Management of the Company believes this activity was conducted on terms equivalent to those with unrelated parties.

The Company controls customer deposits of approximately $85,547,000 held in a trust on customers behalf at a bank that is a subsidiary of the Parent at December 31, 2014. The Company also had a $30,000,000 revolving line of credit agreement with the Parent with no outstanding balance at December 31, 2014.

For the year ended December 31, 2014, the Company paid legal fees of approximately $186,000 to a law firm associated with a board member.

13. **Deferred Compensation**

The Company has a nonqualified deferred compensation arrangement for certain employees, which permits participants to defer a portion of their compensation ("Participant Deferrals") and provides that the Company will make matching contributions up to a specified dollar amount. The Participant Deferrals are fully vested and are credited with the gain or loss associated with the investment choices selected by the participant as provided by the plan. The Company contribution is credited with interest at a specified rate set each year by the Company. The rate for 2014 was 3.45% per annum and vests over a 10-year period. The Company funds its obligations under these arrangements through the purchase of life insurance policies. The cash surrender value of these life insurance policies was $16,937,031 as of December 31, 2014. The Company's net benefit obligation under these arrangements which is reflected in nonqualified deferred compensation in the accompanying financial statements was $16,613,479 at December 31, 2014. During the year ended December 31, 2014, the Company recognized $1,219,219 of employee compensation and benefit expense associated with this arrangement.

14. **Retirement Plan**

The Company sponsors a defined contribution plan (the "401(k) Plan"), which is intended to provide assistance in accumulating personal savings for retirement. The 401(k) Plan is qualified as a tax-exempt plan under Sections 401(a) and 401(k) of the Internal Revenue Code. The 401(k) Plan covers all full-time employees of the Company upon hire date. Participants may make rollover contributions and deferral contributions through payroll deductions. The Company may, at its discretion, make matching contributions for the benefit of each participant making a deferral contribution. During 2013, the Company matched 10% of a participant's deferral contribution. The Company may also make a discretionary non-elective contribution, as determined by the Company. There was no discretionary nonelective contribution made during 2014. For the year ended December 31, 2014, the Company made matching contributions of $126,884 related to this plan.

15. **Fair Value of Financial Instruments**

The following table sets forth the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis.

	Quoted Prices in Active Markets for Identical Assets (Level I)	Other Observable Inputs (Level II)	Unobservable Inputs (Level III)	Total
Assets				
Marketable securities				
State and municipal government obligations	$ -	$ 25,810,834	$ 1,249,828	$ 27,060,662
U.S. Government obligations	-	2,333,559	-	2,333,559
Corporate obligations	-	1,343,864	-	1,343,864
Certificates of deposit	-	453,904	-	453,904
Other	-	5,537	1,014,123	1,019,660
	-	29,947,698	2,263,951	32,211,649
Cash surrender value of life insurance policies	-	16,937,031	-	16,937,031
Total assets at fair value	$ -	$ 46,884,729	$ 2,263,951	$ 49,148,680
Liabilities				
Nonqualified deferred compensation liabilities	$ -	$ 16,613,479	$ -	$ 16,613,479
Total liabilities at fair value	$ -	$ 16,613,479	$ -	$ 16,613,479

15. **Fair Value of Financial Instruments (cont.)**

The following table presents additional information about financial assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level III inputs or value drivers to determine fair value.

	State and Municipal Government Obligations	Corporate Obligations	Other	Total
Balances - January 1, 2014	$ 8,017,731	$ 1,802,184	$ 1,588,845	$ 11,408,760
Total realized gains (losses) - included in earnings	23,045	145,495	1,246,327	1,414,867
Purchases	26,156,882	15,573,731	5,459,334	47,189,947
Sales	(32,947,830)	(17,521,410)	(7,280,383)	(57,749,623)
Transfers in and/or out of Level III	-	-	-	-
Balances - December 31, 2014	$ 1,249,828	$ -	$ 1,014,123	$ 2,263,951

The following table presents quantitative information about the significant unobservable inputs utilized by the Company in the fair value measurements of Level III assets.

Description	Fair Value	Valuation Technique	Unobservable Inputs	Range
State and municipal obligations	$ 1,249,828	Bond characteristic analysis	Current interest rates, credit events, coupon, call feature maturity and revenue purpose	5% - 8% coupon 6.3% weighted-average 2 - 21 year maturity 11.8 year weighted-average
Corporate obligations	-	Bond characteristic analysis	Current interest rates, credit events, coupon, call feature and maturity	0% coupon 0% weighted average 0 year maturity 0 year weighted-average
	-	Collateral analysis	Valuation of underlying collateral and convertibility of assets	
Other marketable securities	1,014,123	Bond characteristic analysis	Current interest rates, credit events, coupon, call feature and maturity	3% coupon 3.3% weighted-average 10 year maturity 10.0 year weighted-average

16. **Subsequent Events Evaluation Date**

The Company evaluated the events and transactions subsequent to its December 31, 2014 statement of financial condition date and determined there were no significant events to report through February 26, 2015, which is the date the Company issued its financial statements.

Computation of Net Capital Requirement Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

Net capital		
Total stockholder's equity for Crews & Associates, Inc.		$ 51,622,659
Deduct		
Nonallowable assets		13,048,047
Other		153,982
Net capital before haircuts on securities positions		38,420,630
Haircuts on securities positions		
Trading positions		
Bankers' acceptances, certificates of deposit and commercial paper	11,626	
State and municipal government obligations	2,024,520	
U.S. Government obligations	77,047	
Corporate obligations	80,142	
Other securities	831	
Contractual securities commitments	185,640	
Other	869,564	3,249,370
Net capital		$ 35,171,260
Aggregate indebtedness		
Payables to brokers and dealers for customers' securities failed to receive	$ 84,906	
Payables to customers	60,761	
Accounts payable and accrued liabilities	20,770,718	
Total aggregate indebtedness		$ 20,916,385
Net capital		$ 35,171,260
Minimum capital required to be maintained (the greater of 1/15 of aggregate indebtedness of $1,394,426 or $250,000)		1,394,426
Net capital in excess of requirement		$ 33,776,834
Ratio: Aggregate indebtedness to net capital		0.59

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2014.

See report of independent registered public accounting firm.

Computation of Reserve Requirement Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ 11,211
Customers' securities failed to receive	84,906
Other	254,004
Total credit balances	350,121
Debit balances	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection	482,215
Excess of total debits over total credits	$ 132,094
Required deposit (105% of excess credits over total debits)	$ -
Amount held on deposit "for the exclusive benefit of customers" at December 31, 2014	$ 1,017,043

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2014.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2014 (for which instructions to reduce to possession or control had been issued as of December 31, 2014, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3).	None	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2014, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

See report of independent registered public accounting firm.

Schedule of Assessment and Payments to the Securities Investor Protection Corporation

For the Period from January 1, 2014 to December 31, 2014

Total revenue for the period from January 1, 2014 to December 31, 2014	$ 41,003,604
Additions	
Plus expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	173,795
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products.	1,093,834
Other revenue not related either directly or indirectly to the securities business. (Subleased office space.)	112,603
Total interest and dividend expense	15,669
Total deductions	1,222,106
SIPC net operating revenue	$ 39,955,293
General assessment (at .0025)	$ 99,888
Less payments made on July 31, 2014	50,304
Assessment due and paid with SIPC 7T, January 30, 2015	$ 49,584

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation as Required Under Securities and Exchange Commission Rule 17a-5(e)(4)

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Crews & Associates, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including check copies, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger details, focus reconciliation schedules and a certain sublease agreement, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger details, focus reconciliation schedules and a certain sublease agreement, supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be, and should not be, used by anyone other than these specified parties.

Frost, PLLC

Independent Registered Public Accounting Firm

Little Rock, Arkansas
February 26, 2015

FROST, PLLC
Certified Public Accountants
Relationships backed by performance.

Examination Report of Independent Registered Public Accounting Firm

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

We have examined Crews & Associates, Inc.'s statements, included in the accompanying compliance report, that (1) Crews & Associates, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2014; (2) Crews & Associates, Inc.'s internal control over compliance was effective as of December 31, 2014; (3) Crews & Associates, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and (4) the information used to state that Crews & Associates, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Crews & Associates, Inc.'s books and records. Crews & Associates, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Crews & Associates, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 17a-5(g)(1) of the Securities and Exchange Commission that requires account statements to be sent to the customers of Crews & Associates, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Crews & Associates, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Crews & Associates, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2014; Crews & Associates, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from Crews & Associates, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Crews & Associates, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Crews & Associates, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe our examination provides a reasonable basis for our opinion.

In our opinion, Crews & Associates, Inc.'s statements referred to above are fairly stated, in all material respects.

Frost, PLLC

Independent Registered Public Accounting Firm

Little Rock, Arkansas
February 26, 2015

425 West Capitol Avenue, Suite 3300 | Little Rock, Arkansas 72201 | 501.376.9241 | frostpllc.com
1200 East Joyce Boulevard, Suite 301 | Fayetteville, Arkansas 72703 | 479.695.4300
3605 Glenwood Avenue, Suite 370 | Raleigh, North Carolina 27612 | 919.782.8410
15255 North 40th Street, Suite 149 | Phoenix, Arizona 85032 | 602.765.3089

Compliance Report

Crews & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2014.

(3) The Company's Internal Control Over Compliance was effective as of the most recent fiscal year ended December 31, 2014.

(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

CREWS & ASSOCIATES, INC.

I, Joe P. Bumpers, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: [signature]

Title: Chief Financial Officer

February 26, 2015